EXHIBIT (a)(1)(vii)

Tomorrow is the deadline for electing to participate in EDMC’s Option Exchange. Option holders must make their voluntary election to exchange eligible stock options before 11:59 p.m. Eastern Time tomorrow, September 13, 2012, after which, elections (or non-elections) will be final and irrevocable.

The Option Exchange is voluntary.

You must make your own decision regarding whether to exchange your eligible options. Should you choose to participate in the Option Exchange, you are responsible for filling out the Election and Withdrawal Form and precisely following instructions of the form. You are also responsible for ensuring the form is properly delivered to American Stock Transfer in a timely manner. Specific instructions are found on the form.

For More Information:

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Additional copies of the Offer to Exchange and the other Offer documents are available on the Option Exchange Intranet site or call American Stock Transfer (Monday through Friday 8:00 a.m. to 5:00 p.m. ET) at 877-248-6417 or 718-921-8317.

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Eligible Campus Presidents/Directors: For more information regarding the impact of the applicable exercise price on the value of the replacement options that would be received by participating in the Option Exchange Program versus the value that options would retain by not participating, contact me by telephone or send an email to options@edmc.edu.

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All Other Eligible Option Holders: An Option Exchange modeling tool for use by eligible option holders other than the Eligible Campus Presidents/Directors may be found on the Option Exchange Intranet site along with additional Option Exchange information.

•	Information concerning your eligible options is available at the Morgan Stanley Smith Barney website, www.benefitaccess.com. A username and password are required.

If you have questions regarding the terms and conditions of this Exchange Offer, if you have not activated your personal account with Morgan Stanley Smith Barney, or if you have questions or require other assistance, contact me by telephone or send an email to options@edmc.edu.

The Option Exchange does carry considerable risk. We encourage you to thoroughly review the Exchange Offer materials sent to you and to seek guidance from your financial and/or tax advisor.

Bob Hooks